

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

Mail Stop 4561

March 11, 2010

Donald MacDow, President
Vacation Home Swap, Inc.
112 North Curry Street
Carson City, Nevada

> **Re: Vacation Home Swap, Inc.**
> **Amendment 2 to Form S-1**
> **Filed March 1, 2010**
> **File No. 333-160311**

Dear Mr. MacDow:

We have reviewed the above-referenced filing and related response and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 16, 2010.

Amendment 2 to Form S-1

General

1.   Please file updated financial statements with your next amendment pursuant to Rule 8-08 of Regulation S-X.

2.   We note the consent of your auditor has not been filed as an exhibit to this amendment. Please file an updated auditor consent as an exhibit to all future amendments.

Undertakings

3.   We refer to the revisions made to your document in response to our prior comment 2 and note that you have included <u>both</u> the undertakings relating to Rule 430B and Rule 430C. Please advise or revise your document to remove the undertaking related to Rule 430B.

* * * * *

You may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC